Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Analyst / Institutional Investors Meeting from March 23, 2022 to March 25, 2022

March 22, 2022, Mumbai: Given below is the schedule of meetings with the Analyst / Institutional Investors from March 23, 2022 to March 25, 2022:

Date	Meeting Scheduled	Type
03/23/2022	LIC	meeting
03/24/2022	Premji Invest	meeting
03/25/2022	Aberdeen Standard Investments	virtual
03/25/2022	Abu Dhabi Investment Authority (UAE)	virtual
03/25/2022	AIA Malaysia	virtual
03/25/2022	Canara Robeco Asset Management Company Ltd.	virtual
03/25/2022	China Investment Corporation	virtual
03/25/2022	Coatue Capital LLC	virtual
03/25/2022	Crux Asset Management	virtual
03/25/2022	Eastspring Investments (Singapore)	virtual
03/25/2022	Fullerton Fund Management Co. Ltd.	virtual
03/25/2022	Hanwha Asset Management	virtual
03/25/2022	Kingscourt Capital	virtual
03/25/2022	Korean National Pension Service	virtual
03/25/2022	Lion Global Investors	virtual
03/25/2022	MAN Group	virtual
03/25/2022	MFS International Ltd.	virtual
03/25/2022	Nikko Asset Management Asia Limited	virtual
03/25/2022	Nomura Asset Management Co. Ltd. (Japan)	virtual
03/25/2022	Polymer Capital Management	virtual
03/25/2022	RWC Partners	virtual
03/25/2022	Springs Capital	virtual
03/25/2022	Tekne Capital Management LLC	virtual
03/25/2022	Torq Capital Management	virtual
03/25/2022	Franklin Templeton	meeting

Please note that the above shall be subject to changes, if any.

This is for the information of the exchange and the members.

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.